[Letterhead of Sullivan & Cromwell LLP]
December 13, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Madeleine Joy Mateo and Tonya Aldave

Re:	Better Home & Finance Holding Company
Registration Statement on Form S-1
Filed on October 12, 2023
File No. 333-274947
Dear Ms. Mateo and Ms. Aldave:
On behalf of Better Home & Finance Holding Company (the “Company”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 7, 2023 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed on October 12, 2023 (the “Registration Statement”). The Company is concurrently submitting to the Staff Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) via EDGAR. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Amended Registration Statement to update certain other disclosures.
For convenience of reference, the text of each comment in the Comment Letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. All references to page numbers and captions included in this response correspond to the Amended Registration Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.
General
1.Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on the Cover Page and pages 13-14 and 74 of the Amended Registration Statement in response to the Staff’s comment.
2.Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. For example, we note that the last risk factor on page 68 is titled "following the Business Combination, we expect to incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company."
Response: The Company respectfully advises the Staff that the Company has revised the disclosures on page 71 and elsewhere in the Amended Registration Statement in response to the Staff’s comment.
Cover Page
3.For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the price that the selling securityholders paid for such securities.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on the Cover Page of the Amended Registration Statement in response to the Staff’s comment.
4.Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on the Cover Page and on pages 11, 74, 77 of the Amended Registration Statement in response to the Staff’s comment.
Risk Factors
5.Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Response: The Company respectfully advises the Staff that the Company has included an appropriate risk factor disclosure on pages 74-75 of the Amended Registration Statement in response to the Staff’s comment.
Nasdaq may delist our securities from trading on its exchange
6.Please update this risk factor to disclose that you have received a notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding noncompliance with Nasdaq Listing Rule 5450(a)(1), as you disclosed in your Form 8-K filed on October 12, 2023. Please revise your disclosures to address potential consequences of the Nasdaq notice and the length of time your stock has been trading below $1.00. In addition, revise your summary section to briefly describe the Nasdaq notice.
Response: The Company respectfully advises the Staff that the Company has revised the risk factor disclosure on pages 16 and 67-68 of the Amended Registration Statement in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview
7.Because it is unlikely that you will receive significant proceeds from exercises of the warrants due to the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. Because based on your disclosure on page 98 it appears that you are likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on pages 144 of the Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that the Company removed the disclosure on page 93, as it does not expect to need to raise additional capital in the near future.
8.Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on page 120 of the Amended Registration Statement in response to the Staff’s comment.
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If you have any questions, please do not hesitate to contact the undersigned at (212) 558-4113 or fishmana@sullcrom.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Alan J. Fishman
Alan J. Fishman

CC:	Kevin Ryan, Better Home & Finance Holding Company
Jared M. Fishman, Sullivan & Cromwell LLP
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